FILE NO. 82-34745


10016445

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	08/01/2010 - 08/31/2010

Summary

Issued & Outstanding Opening Balance :	51,386,456	**As at :**	08/01/2010
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	6,000		
Other Issuances and Cancellations	-96,900		
Issued & Outstanding Closing Balance :	51,295,556		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **682,200** **As at :** 08/01/2010

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/31/2010	N		6,000		
Filer's comment TSX reserved = 2,266,700 TSX Available = 1,590,500					
08/31/2010	N			600	
Filer's comment TSX Reserved = 2,266,700 TSX Available = 1,591,100					
Totals		0	6,000	600	0

Stock Options Outstanding Closing Balance: **675,600** **As at :** 08/31/2010

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2010	Issuer Bid	-99,100
08/31/2010	Conversion (General)	2,200
Totals		-96,900

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/04/2010
Last Updated:	10/04/2010

dlw 10/18

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	09/01/2010 - 09/30/2010

Summary

Issued & Outstanding Opening Balance :	6,855,008	As at :	09/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,855,008		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/05/2010
Last Updated:	10/05/2010

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	09/01/2010 - 09/30/2010

Summary

Issued & Outstanding Opening Balance :	51,295,556	As at :	09/01/2010

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	9,600
Other Issuances and Cancellations	-103,200
Issued & Outstanding Closing Balance :	51,201,956

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	**675,600**	As at :	09/01/2010

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/30/2010	N		9,600		
Totals		0	9,600	0	0

Filer's comment
TSX Reserved = 2,257,100 TSX Available = 1,591,100

Stock Options Outstanding Closing Balance:	**666,000**	As at :	09/30/2010

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/30/2010	Issuer Bid	-103,200
Totals		-103,200

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/04/2010
Last Updated:	10/04/2010

Insider transaction detail - View details for insider with remarks

2010-10-05 12:01 ET

Transactions sorted by : Insider
Insider company name : atco (Starts with)
Filing date range : October 3, 2010 - October 4, 2010

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: ATCO LTD.

Insider's Relationship to Issuer: 1 - Issuer

Ceased to be Insider: Not applicable

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Non-Voting Shares Class I												
1711916	2010-09-03	2010-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+36,700	51.5200	36,700					
	General remarks:	NCIB										
1711917	2010-09-03	2010-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-36,700		0					
	General remarks:	NCIB										
1711918	2010-09-10	2010-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+21,100	53.0400	21,100					
	General remarks:	NCIB										
1711919	2010-09-10	2010-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-21,100		0					
	General remarks:	NCIB										

FILE NO. 82-34745

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1711920	2010-09-21	2010-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+23,700	52.5200	23,700					
	General remarks:	NCIB										
1711921	2010-09-21	2010-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-23,700		0					
	General remarks:	NCIB										
1711922	2010-09-24	2010-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+21,700	51.5600	21,700					
	General remarks:	NCIB										
1711923	2010-09-24	2010-10-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-21,700		0					
	General remarks:	NCIB										